
March 21, 2024

B S Muthu Balakrishnan
Chief Financial Officer
Verde Resources, Inc.
2 Cityplace Drive
Suite 200
St. Louis, MO 63141

      Re: Verde Resources, Inc.
          Form 10-K for the Fiscal Year Ended June 30, 2023
          Filed October 16, 2023
          File No. 000-55276

Dear B S Muthu Balakrishnan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation